HILTON WORLDWIDE HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratio amounts)
(unaudited)

	Nine Months Ended September 30,
	2015	2014
Earnings:
Income before taxes	1,155	854
Equity in earnings from unconsolidated affiliates	(22)	(16)
	1,133	838
Add:
Fixed charges	533	579
Distributed income of equity method investees	22	20
Subtract:
Interest capitalized	(2)	(2)
Earnings available for fixed charges	$1,686	$1,435

Fixed Charges:
Interest expense(1)	431	467
Interest capitalized	2	2
Estimated interest included in rent expense	100	110
Total Fixed Charges	$533	$579

Ratio of Earnings to Fixed Charges	3.2	2.5
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(1)    Includes the amortization of debt discounts, premiums and capitalized expenses related to indebtedness.